03 NOV -3 AM 7:21

TransCanada

In business to deliver™

TransCanada PipeLines Limited
450 - 1st Street S.W.
Calgary, Alberta, Canada T2P 5H1

tel 403.920.7660
fax 403.920.2467
email cheryl_potorti@transcanada.com
web www.transcanada.com

October 28, 2003

03037077

SUPPL

Securities and Exchange Commission
Room 1004
450 Fifth Street N.W.
Washington, D.C. 20549-1004
U.S.A.

Attention: Filing Desk, Stop 1-4

Dear Sirs:

Re: News Releases of TransCanada Corporation

Please find enclosed copies of two news releases issued by TransCanada Corporation on the Canada News Wire Network on October 28, 2003. These news releases are to be placed in the Company's public file.

Please do not hesitate to contact the undersigned if you have any questions in connection with this matter.

Yours truly,

Cheryl Potorti
Paralegal, Corporate Secretarial

PROCESSED
NOV 06 2003
THOMSON FINANCIAL

Enclosure

11/4

03 NOV -3 AM 7:21

TransCanada
In business to deliver

NewsRelease

TransCanada Declares Quarterly Dividends

CALGARY, Alberta – October 28 , 2003 - (TSX: TRP) (NYSE: TRP) – As announced today in TransCanada's Third Quarter 2003 Report to Shareholders, the Board of Directors of TransCanada Corporation declared a quarterly dividend of $0.27 per share on the corporation's outstanding common shares for the quarter ending December 31, 2003. It is payable on January 30, 2004, to shareholders of record at the close of business on December 31, 2003.

Also today, the Board of Directors of TransCanada PipeLines Limited declared the following regular dividends on TransCanada PipeLines Limited's preferred shares:

- Dividend Number 21 was declared on the outstanding Cumulative Redeemable First Preferred Shares Series U in the amount of $0.70 per share for the period ending January 30, 2004. The dividend is payable on January 30, 2004, to shareholders of record at the close of business on December 31, 2003.

- Dividend Number 20 was declared on the outstanding Cumulative Redeemable First Preferred Shares Series Y in the amount of $0.70 per share for the period ending February 1, 2004. The dividend is payable on January 30, 2004, to shareholders of record at the close of business on December 31, 2003.

TransCanada is a leading North American energy company. We are focused on natural gas transmission and power services with employees who are expert in these businesses. Our network of approximately 38,000 kilometres (24,000 miles) of pipeline transports the majority of Western Canada's natural gas production to the fastest growing markets in Canada and the United States. TransCanada owns, controls or is constructing nearly 4,700 megawatts of power – an equal amount of power can meet the needs of about 4.7 million average households. Our common shares trade under the symbol TRP on the Toronto and New York stock exchanges. Visit us on the Internet at www.transcanada.com for more information.

Note: All financial figures are in Canadian dollars unless noted otherwise.

FORWARD LOOKING INFORMATION

Certain information in this news release is forward-looking and is subject to important risks and uncertainties. The results or events predicted in this information may differ from actual results or events. Factors which could cause actual results or events to differ materially from current expectations include, among other things, the ability of TransCanada to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability and price of energy commodities, regulatory decisions, competitive factors in the pipeline and power industry sectors, and the current economic conditions in North America. For additional information on these and other factors, see the reports filed by TransCanada with Canadian securities regulators and with the United States Securities and Exchange Commission. TransCanada disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

– 30 –

Media Inquiries:	Glenn Herchak/Hejdi Feick	(403) 920-7877
Investor & Analyst Inquiries:	David Moneta/Debbie Stein	(403) 920-7911

03 NOV -3 AM 7:21

TransCanada
In business to deliver

TransCanada Corporation

Media Inquiries:	Glenn Herchak/Hejdi Feick	(403) 920-7877
Analyst Inquiries:	David Moneta/Debbie Stein	(403) 920-7911

NewsRelease

TransCanada Delivers Solid Third Quarter Financial Performance

Board declares quarterly dividend of $0.27 per share

CALGARY, Alberta – October 28, 2003 – (TSE: TRP) (NYSE: TRP)

Third Quarter and Year-to-date 2003 Financial Highlights

(All financial figures are in Canadian dollars unless noted otherwise)

- TransCanada Corporation's net income for the third quarter was $248 million or $0.51 per share. This includes net income from discontinued operations which reflects the income recognition of $50 million or $0.10 per share of the initially deferred gain of approximately $100 million after tax relating to the 2001 disposition of the company's Gas Marketing business.

- Net income from continuing operations for the third quarter 2003 was $198 million or $0.41 per share, an increase of $23 million or $0.04 per share compared to $175 million or $0.37 per share for the third quarter 2002. All segments of the company contributed to the 13 per cent increase.

- TransCanada's net income for the nine months ended September 30, 2003 was $658 million or $1.36 per share, after reflecting the net income from discontinued operations of $50 million or $0.10 per share. Net income for the same period last year was $567 million or $1.19 per share.

- Net income from continuing operations for the nine months ended September 30, 2003 was $608 million or $1.26 per share, an increase of $41 million, or $0.07 per share, over net earnings of $567 million or $1.19 per share in the first nine months of 2002.

- Funds generated from continuing operations for the third quarter 2003 were $516 million, an increase of more than 10 per cent compared to the third quarter 2002.

- Year-to-date, funds generated from continuing operations were $1,407 million, compared to $1,360 million for the first nine months of 2002.

- TransCanada's Board of Directors today declared a quarterly dividend of $0.27 per share for the quarter ending December 31, 2003 on the outstanding common shares. This is the 160th consecutive quarterly dividend on the common shares paid by TransCanada and its subsidiary. It is payable on January 30, 2004 to shareholders of record at the close of business on December 31, 2003.

"In the third quarter, we continued to make progress on our key strategies, including growing our core businesses, driving for operational excellence, and maintaining and utilizing our financial strength," said Hal Kvisle, TransCanada's chief executive officer. "Our strong cash flow, earnings and balance sheet position us well to continue to enhance shareholder value."

Third Quarter 2003 Developments

Natural Gas Transmission

Foothills Acquisition Completed

In August, TransCanada completed its purchase of the remaining interests of Foothills Pipe Lines Ltd. (Foothills) and its subsidiaries from Duke Energy Gas Transmission (Duke) for $259 million, including assumption of $154 million of Duke's proportionate share of Foothills' corporate debt. As a result, TransCanada now owns 100 per cent of Foothills and its subsidiaries.

Increased Ownership Interest in Portland Natural Gas

In September, TransCanada increased its ownership interest in Portland Natural Gas Transmission System (PNGTS) by more than 10 per cent to 43.42 per cent. TransCanada acquired a portion of DTE East Coast Pipeline Company's interest in PNGTS for approximately US$47.1 million, including assumed debt of approximately US$27.8 million. The transaction closed on September 29, 2003.

In October, TransCanada announced an agreement to acquire El Paso Corporation's (El Paso) 29.64 per cent interest in PNGTS for approximately US$137.2 million, including assumed debt of approximately US$80.7 million. The closing of the transaction is expected to be completed by the end of this year and is subject to the satisfaction of various closing conditions including the right of first offer provisions.

Under the terms of the PNGTS partnership agreement, the other PNGTS partner, Gaz Métropolitain and Company, Limited Partnership (Gaz Métropolitain), has the right to acquire its pro rata share of El Paso's offered interest. This right is exercisable for a period of thirty days after receipt of formal notice from El Paso. Should this right of first offer not be exercised, TransCanada's interest in Portland will increase to 73.06 per cent from 43.42 per cent. Should Gaz Métropolitain's right of first offer be exercised, TransCanada's total interest will increase to 61.71 per cent. The purchase price paid by TransCanada would be reduced proportionately.

PNGTS operates a 471 kilometre, 220 million cubic feet per day interstate natural gas pipeline which connects with the Trans Quebec & Maritimes Pipeline (50 per cent owned by TransCanada) near Pittsburg, New Hampshire.

Fairwinds LNG Project

In September, TransCanada, along with ConocoPhillips Company, presented plans to evaluate a site in the northeast U.S. for the development of a liquefied natural gas (LNG) regasification facility. The companies' "Fairwinds" partnership has asked the residents of the Town of Harpswell, located approximately 15 miles northeast of Portland, Maine to vote on leasing a site owned by the Town for an LNG facility. The vote is scheduled for January 20, 2004.

"Gas demand in North America is expected to exceed traditional supply by the end of the decade and alternative supplies, including Northern gas and LNG imports are going to be needed by the market," said Mr. Kvisle. "We expect to play a role in fulfilling that need. We have the financial means to participate, we know the North American natural gas market and we have the pipeline assets, experience and capacity necessary to move the LNG, once regasified, to market."

If leasing of the site is approved by the residents of Harpswell and the necessary regulatory approvals are subsequently received, construction of the LNG facility could begin in 2006 with the facility becoming operational in 2009. Natural gas from the LNG facility would be delivered through a new pipeline that would connect with an existing pipeline in Maine.

Power Generation

On October 24, 2003, TransCanada and Grandview Cogeneration Corporation, an affiliate of Irving Oil Limited (Irving), announced an agreement to build a 90 megawatt natural gas-fired cogeneration power plant on the site of the Irving Oil Refinery in Saint John, New Brunswick at an estimated capital cost of approximately $85 million.

The Grandview cogeneration facility will be developed and owned by TransCanada. Under a 20-year tolling arrangement, Irving will provide fuel for the plant and contract for 100 per cent of the plant's heat and electricity output. Pending regulatory approvals, construction of the plant is expected to begin in November 2003, with an anticipated in-service date by the end of 2004.

Regulatory Developments

NEB 2003 Mainline Tolls Decision

In July, TransCanada received the National Energy Board's (NEB's) decision on TransCanada PipeLines Limited's 2003 Mainline Tolls application. In its decision, the NEB approved key components of the application including: an increase in the bid floor price for Interruptible Transportation Service; an increase in the composite depreciation rate from 2.89 per cent to 3.42 per cent; continuation of the Fuel Gas Incentive Program; and the introduction of a new tolling zone in southwestern Ontario.

"We are encouraged by the NEB's recognition of our need to manage the long-term risks of the Canadian Mainline," said Mr. Kvisle. "This decision is an essential step towards ensuring the long-term sustainability of the Mainline, to the benefit of all stakeholders."

The rates included in this decision are considered interim pending the disposition of TransCanada's appeal to the Federal Court of Appeal regarding the NEB's Review and Variance (RH-R-1-2002) decision.

EUB Alberta System 2004 General Rate Application and Generic Cost of Capital Proceeding

In July, TransCanada, along with other utilities, filed evidence in the Alberta Energy and Utilities Board's (EUB's) Generic Cost of Capital Proceeding. In its application for the Alberta System, TransCanada has requested a return on common equity of 11 per cent with a deemed common equity component of 40 per cent. The EUB's hearing is set to begin in November 2003. The EUB expects to adopt a standardized approach to determining the rate of return and capital structure for all utilities under its jurisdiction.

On September 30, 2003, TransCanada filed Phase One of the Alberta System's 2004 General Rate Application (GRA) with the EUB. With this application, TransCanada is seeking approval of the Alberta System's rate base and revenue requirement for 2004. The EUB hearing of the 2004 GRA is set to commence March 16, 2004.

Power Blackout

The power blackout across Ontario and the northeastern United States on August 14, 2003 created unplanned outages for some of TransCanada's power plants. Most facilities were brought back on-line within hours. Natural gas continued to flow through TransCanada's pipeline system with some compressor stations operating on auxiliary power. The blackout did not have a material impact on the company's net earnings.

"The employees of our Ontario and northeastern U.S. power plants and gas facilities worked very hard under extraordinary circumstances to cope with the blackout and to work cooperatively with regulators to get the power back on for many people," said Mr. Kvisle. "Thanks to their efforts, our pipeline and power facilities performed exceptionally well during the power outage."

Teleconference – 1:00 p.m. (Mountain)/ 3:00 p.m. (Eastern)

TransCanada will hold a teleconference today at 1:00 p.m. (Mountain) / 3:00 p.m. (Eastern) to discuss the third quarter 2003 financial results and general developments and issues concerning the company. Analysts, members of the media and other interested parties wanting to participate in the call should dial 1-800-273-9672 or 416-695-5806 (Toronto area) at least 10 minutes prior to the start of the call. No pass code is required. A replay of the teleconference will be available two hours after the conclusion of the call until midnight, November 4, 2003, by dialing 1-800-408-3053 or 416-695-5800 (Toronto area) and entering passcode 1487808.

The conference will begin with a short address by members of TransCanada's executive management, followed by a question and answer period for investment analysts. A question and answer period for members of the media will immediately follow. A live audio Web cast of the teleconference will also be available on TransCanada's Web site. The teleconference Web cast will be archived and available for replay.

About TransCanada

TransCanada is a leading North American energy company. We are focused on natural gas transmission and power services with employees who are expert in these businesses. Our network of approximately 38,000 kilometres of wholly-owned pipeline transports the majority of Western Canada's natural gas production to the fastest growing markets in Canada and the United States. TransCanada owns, controls or is constructing nearly 4,700 megawatts of power – an equal amount of power can meet the needs of about 4.7 million average households. Our common shares trade under the symbol TRP on the Toronto and New York stock exchanges. Visit us on the Internet at www.transcanada.com for more information.

Third Quarter 2003 Financial Highlights
(unaudited)

Operating Results (millions of dollars)	Three months ended September 30 **2003**	2002	Nine months ended September 30 **2003**	2002
Revenues	**1,391**	1,285	**4,038**	3,876
Net Income				
Continuing operations	**198**	175	**608**	567
Discontinued operations	**50**	-	**50**	-
	248	175	**658**	567
Cash Flow				
Funds generated from continuing operations	**516**	467	**1,407**	1,360
Capital expenditures	**81**	182	**264**	397
Acquisitions, net of cash acquired	**135**	19	**547**	19

Common Share Statistics	Three months ended September 30 **2003**	2002	Nine months ended September 30 **2003**	2002
Net Income Per Share - Basic				
Continuing operations	**$0.41**	$0.37	**$1.26**	$1.19
Discontinued operations	**0.10**	-	**0.10**	-
	$0.51	$0.37	**$1.36**	$1.19
Dividend Per Share	**$0.27**	$0.25	**$0.81**	$0.75
Common Shares Outstanding (millions)				
Average for the period	**482.1**	478.9	**481.1**	478.0
End of period	**482.4**	479.1	**482.4**	479.1

TransCanada
In business to deliver

TRANSCANADA CORPORATION

THIRD QUARTER 2003

Quarterly Report to Shareholders

Consolidated Results-at-a-Glance

(unaudited) (millions of dollars except per share amounts)	Three months ended September 30 **2003**	 2002	Nine months ended September 30 **2003**	 2002
Net Income				
Continuing operations	**198**	175	**608**	567
Discontinued operations	**50**	-	**50**	-
	248	175	**658**	567
Net Income Per Share - Basic				
Continuing operations	**$0.41**	$0.37	**$1.26**	$1.19
Discontinued operations	**0.10**	-	**0.10**	-
	$0.51	$0.37	**$1.36**	$1.19

Management's Discussion and Analysis

The following discussion and analysis should be read in conjunction with the accompanying unaudited consolidated financial statements of TransCanada Corporation (TransCanada or the company) for the nine months ended September 30, 2003 and the notes thereto.

Results of Operations

Consolidated

TransCanada's net income for third quarter 2003 was $248 million or $0.51 per share. This includes net income from discontinued operations which reflects the income recognition of $50 million or $0.10 per share of the initially deferred gain of approximately $100 million after tax relating to the 2001 disposition of the company's Gas Marketing business.

Net income from continuing operations (net earnings) for third quarter 2003 of $198 million or $0.41 per share, increased by $23 million or $0.04 per share, compared to $175 million or $0.37 per share for third quarter 2002. All segments of the company contributed to the increase. Higher net

earnings from the Power business included $26 million after tax from TransCanada's investment in Bruce Power L.P. (Bruce Power), partially offset by lower operating and other income from Power's Western Operations. Higher net earnings in the Transmission business were mainly due to TransCanada's $11 million share of future income tax benefits recognized by TransGas de Occidente, partially offset by lower net earnings from the Alberta System.

TransCanada's net income for the nine months ended September 30, 2003 was $658 million or $1.36 per share after reflecting net income from discontinued operations of $50 million or $0.10 per share, compared to $567 million or $1.19 per share for the comparable period in 2002.

TransCanada's net earnings for the nine months ended September 30, 2003 were $608 million or $1.26 per share compared to $567 million or $1.19 per share for the comparable period in 2002. The increase of $41 million or $0.07 per share in the first nine months of 2003 compared to the same period in 2002 was primarily due to higher net earnings from the Power business and lower net expenses in the Corporate segment, partially offset by lower net earnings from the Transmission segment.

The Power segment net earnings for the nine months ended September 30, 2003 included $66 million after tax from TransCanada's investment in Bruce Power which was acquired in February 2003 and a $19 million positive after-tax earnings impact of a June 2003 settlement with a former counterparty which defaulted in 2001 under power forward contracts. This amount represents the value of power forward contracts terminated at the time of the counterparty's default. These increases are partially offset by reduced operating and other income from the Northeastern U.S. Operations, combined with higher general, administrative and support costs.

The decrease in 2003 year-to-date net expenses in the Corporate segment compared to the same period in the prior year was primarily due to lower general and administrative expenses related to services that support discontinued operations, lower net interest costs and the positive impact of foreign exchange rates.

The lower net earnings in the Transmission segment for the nine months ended September 30, 2003 compared to the same period in the prior year were primarily due to the decline in the Alberta System's 2003 net earnings reflecting the one-year fixed revenue requirement settlement reached between TransCanada and its stakeholders in February 2003. In June 2002, TransCanada received the National Energy Board (NEB) decision on its Fair Return application (Fair Return decision) to determine the cost of capital to be included in the calculation of 2001 and 2002 final tolls on its Canadian Mainline. The results for the nine months ended September 30, 2002 included after-tax income of $30 million representing the impact of the Fair Return decision for 2001 ($16 million) and nine months ended September 30, 2002 ($14 million). The results for the nine months ended September 30, 2002 also included TransCanada's $7 million share of a favourable ruling for Great Lakes related to Minnesota use tax paid in prior years.

Funds generated from continuing operations of $516 million for third quarter 2003 increased $49 million compared to third quarter 2002. Funds generated from continuing operations of $1,407 million for the nine months ended September 30, 2003 increased $47 million compared to the same period last year.

Segment Results-at-a-Glance

(unaudited) (millions of dollars)	Three months ended September 30		Nine months ended September 30	
	2003	2002	**2003**	2002
Transmission	**160**	154	**462**	491
Power	**50**	35	**176**	116
Corporate	**(12)**	(14)	**(30)**	(40)
Continuing operations	**198**	175	**608**	567
Discontinued operations	**50**	-	**50**	-
Net Income	**248**	175	**658**	567

Transmission

The Transmission business generated net earnings of $160 million and $462 million for the three and nine months ended September 30, 2003, respectively, compared to $154 million and $491 million for the same periods in 2002.

Transmission Results-at-a-Glance

(unaudited) (millions of dollars)	Three months ended September 30		Nine months ended September 30	
	2003	2002	**2003**	2002
Wholly-Owned Pipelines				
Alberta System	**50**	56	**136**	158
Canadian Mainline	**73**	72	**215**	232
Foothills*	**5**	4	**14**	13
BC System	**-**	1	**4**	4
	128	133	**369**	407
North American Pipeline Ventures				
Great Lakes	**10**	13	**38**	49
Iroquois	**4**	4	**15**	15
TC PipeLines, LP	**4**	4	**11**	12
Portland	**-**	-	**7**	2
Ventures LP	**3**	2	**7**	5
Trans Québec & Maritimes	**2**	2	**6**	6
CrossAlta	**-**	2	**4**	9
TransGas de Occidente	**13**	3	**20**	5
Northern Development	**(1)**	(3)	**(2)**	(5)
General, administrative, support and other	**(3)**	(6)	**(13)**	(14)
	32	21	**93**	84
Net earnings	**160**	154	**462**	491

* The remaining interests in Foothills, previously not held by TransCanada, were acquired in August 2003. Amounts in this table reflect TransCanada's proportionate interest in Foothills' earnings prior to the acquisition and 100 per cent interest thereafter.

Wholly-Owned Pipelines

The Alberta System's net earnings of $50 million in third quarter 2003 decreased $6 million compared to $56 million in the same quarter of 2002. Net earnings of $136 million for the nine months ended September 30, 2003 decreased $22 million compared to the same period in 2002. The decrease is primarily due to lower earnings from the one-year 2003 Alberta System Revenue Requirement Settlement (the 2003 Settlement) reached in February 2003. The 2003 Settlement includes a fixed revenue requirement component, before non-routine adjustments, of $1.277 billion compared to $1.347 billion in 2002. The Alberta System's annual net earnings in 2003, initially expected to be approximately $40 million lower than 2002 annual net earnings of $214 million, are now expected to be approximately $30 million below 2002 net earnings. This improved outlook for 2003 net earnings is primarily attributable to lower financing and operating costs than initially anticipated.

The Canadian Mainline's net earnings have increased $1 million and decreased $17 million for the three and nine months ended September 30, 2003, respectively, when compared to the corresponding periods in 2002. The decrease in year-to-date 2003 net earnings as compared to net earnings in the same period in 2002 is mainly due to the NEB's Fair Return decision, which resulted in the recognition in June 2002 of $16 million of net earnings related to the year ended December 31, 2001. Net earnings in 2003 reflect an increase in the approved rate of return on common equity from 9.53 per cent in 2002 to 9.79 per cent in 2003, offset by a lower average investment base.

In December 2002, the NEB approved TransCanada's application to charge interim tolls for transportation service, effective January 1, 2003. In August 2003, the NEB approved interim tolls that the company will charge for the period September 1, 2003 to December 31, 2003. The NEB ordered that tolls will remain interim pending a decision from the Federal Court of Appeal on TransCanada's Fair Return Review and Variance Application.

On August 15, 2003, TransCanada acquired the remaining interests of Foothills Pipe Lines Ltd. (Foothills) and its subsidiaries from Duke Energy Gas Transmission (Duke) for $259 million, including assumption of $154 million of Duke's proportionate share of Foothills' corporate debt. The net earnings prior to the acquisition reflect TransCanada's previous interests in Foothills. Prior to the acquisition, TransCanada directly and indirectly owned 50 per cent of Foothills, 69.5 per cent of Foothills (Sask.), 74.5 per cent of Foothills (Alta.) and 74.5 per cent of Foothills (South B.C.).

Operating Statistics

Nine months ended September 30 (unaudited)	Alberta System*		Canadian Mainline**		Foothills***		BC System	
	2003	2002	**2003**	2002	**2003**	2002	**2003**	2002
Average investment base ($ millions)	**4,909**	5,089	**8,601**	8,909	**742**	***	**237**	204
Delivery volumes (Bcf)								
Total	**2,893**	3,076	**1,990**	1,950	**813**	***	**227**	270
Average per day	**10.6**	11.3	**7.3**	7.1	**3.0**	***	**0.8**	1.0

* Field receipt volumes for the Alberta System for the nine months ended September 30, 2003 were 2,926 Bcf (2002 - 3,094 Bcf); average per day was 10.7 Bcf (2002 - 11.3 Bcf).
** Canadian Mainline deliveries originating at the Alberta border and in Saskatchewan for the nine months ended September 30, 2003 were 1,572 Bcf (2002 - 1,665 Bcf); average per day was 5.8 Bcf (2002 - 6.1 Bcf).
*** The remaining interests in Foothills were acquired in August 2003. The year-to-date 2003 delivery volumes in the table represent 100 per cent of Foothills.

North American Pipeline Ventures

TransCanada's proportionate share of net earnings from its other Transmission businesses was $32 million and $93 million for the three and nine months ended September 30, 2003, respectively.

Net earnings for third quarter 2003 were $11 million higher than the same quarter in 2002 primarily as a result of TranCanada's $11 million share of future income tax benefits recognized by TransGas de Occidente. In addition, there were higher operating earnings from Ventures LP, and lower spending on Northern Development. These increases were partially offset by lower contributions from CrossAlta, higher operating costs in Great Lakes and the impact of a weaker U.S. dollar.

The 2002 year-to-date results included TransCanada's $7 million share of a favourable ruling for Great Lakes related to Minnesota use tax paid in prior years. Excluding the impact of the Great Lakes ruling in 2002, net earnings for the nine months ended September 30, 2003 increased $16 million compared to the same period in 2002. TransCanada's share of Portland's net earnings has increased $5 million for the nine months ended September 30, 2003 compared to the same period in 2002, primarily as a result of a rate settlement in early 2003 and a subsequent positive depreciation adjustment related to 2002 and recorded by TransCanada in 2003. In addition, earnings from TransGas de Occidente were higher as a result of higher contractual tolls and recognition of future income tax benefits. These increases were offset by lower earnings from CrossAlta and a weaker U.S. dollar.

Power

Power Results-at-a-Glance

(unaudited) (millions of dollars)	Three months ended September 30		Nine months ended September 30	
	2003	2002	**2003**	2002
Western operations	**26**	40	**129**	101
Northeastern U.S. operations	**30**	27	**91**	114
Bruce Power L.P. investment	**38**	-	**92**	-
Power LP investment	**8**	9	**26**	27
General, administrative and support costs	**(23)**	(17)	**(66)**	(48)
Operating and other income	**79**	59	**272**	194
Financial charges	**(2)**	(3)	**(8)**	(9)
Income taxes	**(27)**	(21)	**(88)**	(69)
Net earnings	**50**	35	**176**	116

Power's net earnings of $50 million in third quarter 2003 increased $15 million compared to $35 million in third quarter 2002. Earnings from the recently acquired interest in Bruce Power was the primary reason for the increase. Partially offsetting this increase was a lower contribution from Western Operations and higher general, administrative and support costs.

Net earnings of $176 million for the nine months ended September 30, 2003 were $60 million higher when compared to the same period in 2002. Bruce Power earnings, a settlement in second quarter 2003 in Western Operations for the value of power forward contracts terminated with a former counterparty and the addition of the ManChief plant in late 2002 were the primary reasons for the increase. Partially offsetting the increase were lower earnings from the Northeastern U.S. Operations and higher general, administrative and support costs.

Western Operations

Operating and other income in Western Operations for the three months ended September 30, 2003 of $26 million was $14 million lower compared to the same period in 2002. The decrease is due to lower prices achieved on power sales as well as higher cost of natural gas fuel at the carbon black facility in southern Alberta in 2003, partially offset by contribution from the ManChief plant.

Operating and other income in Western Operations for the nine months ended September 30, 2003 of $129 million was $28 million higher compared to the same period in 2002, mainly due to a $31 million pre-tax ($19 million after tax) positive earnings impact related to a June 2003 settlement with a former counterparty which defaulted in 2001 under power forward contracts. The ManChief acquisition in 2002 also contributed to higher operating income. Partially offsetting these increases were the effects in 2003 of lower prices achieved on the overall sale of power and higher cost of natural gas fuel at the carbon black facility.

Northeastern U.S. Operations

Operating and other income in Northeastern U.S. Operations of $30 million for the three months ended September 30, 2003 increased $3 million compared to the same period in 2002 primarily due to increased water flows through the Curtis Palmer hydroelectric facility.

Operating and other income in Northeastern U.S. Operations of $91 million for the nine months ended September 30, 2003 decreased $23 million compared to the same period in 2002 primarily due to the higher cost of natural gas fuel at Ocean State Power (OSP) resulting from an arbitration process, fewer market opportunities in the first half of 2003 than in 2002 and the unfavourable impact of a weaker U.S. dollar. OSP is currently in discussions with its natural gas fuel supplier regarding changes to the price of its fuel supply.

Bruce Power L.P. Investment

Bruce Power L.P. (100 per cent basis)

(unaudited) (millions of dollars)	Three months ended September 30, 2003	Nine months ended September 30, 2003
Revenues	297	939
Operating expenses	196	599
Operating income	101	340
Financial charges	17	49
Income before income taxes	84	291
TransCanada's interest in Bruce Power income before income taxes*	27	66
Adjustments **	11	26
TransCanada's income from Bruce Power before income taxes	38	92

* TransCanada acquired its interest in Bruce Power on February 14, 2003. Bruce Power's 100 per cent income before income taxes from February 14 to September 30, 2003 was $210 million.

** See Note 7 to the September 30, 2003 financial statements for an explanation of the purchase price amortizations.

Bruce Power contributed $38 million of pre-tax equity income in third quarter 2003 compared to $16 million in second quarter 2003. The increase reflected higher output compared to the second quarter 2003 when one of the Bruce B units was on a planned maintenance outage for almost the entire second quarter. Overall prices achieved during third quarter 2003 were $45 per megawatt hour (MWh) which is consistent with second quarter 2003. The average price achieved for the nine months ended September 30, 2003 was approximately $49 per MWh. Approximately 34 per cent of the output was sold into Ontario's wholesale spot market in third quarter 2003 with the remainder being sold under longer term contracts.

TransCanada's share of power output for third quarter 2003 was 2,041 gigawatt hours (GWh) compared to 1,681 GWh in second quarter 2003. The Bruce B units ran at an average availability of 94 per cent for third quarter 2003. The average availability during TransCanada's period of ownership ending September 30, 2003 was 88 per cent.

On October 7, 2003, Bruce A Unit 4 began producing electricity to the Ontario electricity grid. After performing and evaluating tests of the shutdown system, Bruce A Unit 4 is expected to reconnect to the grid and will begin ramping up to full power. Bruce Power is also working towards the removal of the Canadian Nuclear Safety Commission shutdown guarantees on Bruce A

Unit 3. Following removal of the shutdown guarantees, Bruce A Unit 3 will undergo similar commissioning tests and procedures as with Bruce A Unit 4. The cumulative restart cost incurred by Bruce Power to the end of September 2003 for the two Bruce A units was approximately $688 million. Bruce Power has incurred approximately $315 million on the two unit restart program in the first nine months of 2003, of which $80 million was incurred in third quarter 2003. TransCanada has a 31.6 per cent interest in Bruce Power.

Equity income from Bruce Power is directly impacted by fluctuations in wholesale spot market prices for electricity as well as overall plant availability, which in turn, is impacted by scheduled and unscheduled maintenance. Bruce B Unit 8 began scheduled maintenance on September 20, 2003 which is expected to continue into the middle of fourth quarter 2003. To reduce its exposure to spot market prices, Bruce Power has entered into fixed price sales contracts for approximately 1,850 megawatts (MW) of output for the remainder of 2003.

Power LP Investment

Operating and other income of $8 million and $26 million for the three and nine months ended September 30, 2003, was consistent with the same periods in 2002.

General, Administrative and Support Costs

General, administrative and support costs for the three and nine months ended September 30, 2003 increased $6 million and $18 million, respectively, compared to the same periods in 2002, mainly reflecting higher support costs as part of the company's continued investment in Power.

Power Sales Volumes*

(unaudited)	Three months ended September 30		Nine months ended September 30	
(GWh)	**2003**	2002	**2003**	2002
Western operations	**3,068**	2,876	**9,324**	9,201
Northeastern U.S. operations	**1,719**	1,542	**5,112**	4,117
Bruce Power L.P. investment **	**2,041**	n/a	**4,809**	n/a
Power LP investment	**582**	651	**1,604**	1,779
Total	**7,410**	5,069	**20,849**	15,097

* Power sales volumes include TransCanada's share of Bruce Power L.P. output (31.6 per cent) and the Sundance B power purchase arrangement (50 per cent).
** Acquired in February 2003. Sales volumes reflect TransCanada's share for the period February 14, 2003 to September 30, 2003.

Weighted Average Plant Availability*	Three months ended September 30		Nine months ended September 30	
(unaudited)	**2003**	2002	**2003**	2002
Western operations	**91%**	98%	**93%**	97%
Northeastern U.S. operations	**99%**	99%	**92%**	99%
Bruce Power L.P. investment **	**94%**	n/a	**88%**	n/a
Power LP investment	**99%**	98%	**95%**	94%
All plants	**96%**	99%	**91%**	97%

* Plant availability is reduced by planned and unplanned outages.
** Acquired in February 2003. TransCanada's availability reflects the period February 14, 2003 to September 30, 2003 and refers only to the Bruce B units.

Corporate

Net expenses were $12 million and $14 million for the three months ended September 30, 2003 and 2002, respectively. This $2 million decrease in net expenses for third quarter 2003 is mainly due to lower general and administrative expenses related to services that support discontinued operations.

Net expenses were $30 million for the nine months ended September 30, 2003 compared to $40 million for the same period in 2002. This $10 million decrease is primarily due to lower general and administrative expenses related to services that support discontinued operations, lower net interest costs and the positive impact of foreign exchange rates compared to the same period in the prior year.

Discontinued Operations

The Board of Directors approved a plan in July 2001 to dispose of the company's Gas Marketing business. The company's exit from Gas Marketing was substantially completed by December 31, 2001. The company mitigated its exposures associated with the contingent liabilities related to the divested gas marketing operations by obtaining from a subsidiary of Mirant Corporation (Mirant) certain remaining contracts in June and July 2003, and simultaneously hedging the market price exposures of these contracts. The company remains contingently liable for certain residual obligations.

At September 30, 2003, TransCanada reviewed the provision for loss on discontinued operations and the deferred gain, taking into consideration the impacts of Mirant's filing for bankruptcy protection in July 2003 and the mitigation of the contingent liabilities referred to above. As a result of this review, $50 million of the original approximately $100 million after-tax deferred gain was recognized in income in third quarter 2003. In addition, TransCanada concluded that the remaining provision was adequate, and the deferral of the remaining approximately $50 million of deferred after-tax gains related to the divested Gas Marketing business was appropriate.

Liquidity and Capital Resources

Funds Generated from Operations

Funds generated from continuing operations were $516 million and $1,407 million for the three and nine months ended September 30, 2003, respectively, compared with $467 million and $1,360 million for the same periods in 2002.

TransCanada expects that its ability to generate sufficient amounts of cash in the short term and the long term when needed, and to maintain financial capacity and flexibility to provide for planned growth is adequate and remains substantially unchanged since December 31, 2002.

Investing Activities

In the three and nine months ended September 30, 2003, capital expenditures, excluding acquisitions, totalled $81 million (2002 - $182 million) and $264 million (2002 - $397 million), respectively, and related primarily to Iroquois' ongoing Eastchester Expansion project into New York City, maintenance and capacity capital in wholly-owned pipelines and ongoing construction of the MacKay River power plant in Alberta.

Acquisitions for the nine months ended September 30, 2003 totalled $547 million (2002 – $19 million) and were primarily comprised of:

- in third quarter 2003, the acquisition of the remaining interests in Foothills for approximately $105 million,
- in third quarter 2003, the increase in interest in Portland Natural Gas Transmission System (PNGTS) to 43.42 per cent for approximately US$19.3 million, and
- in first quarter 2003, the acquisition of a 31.6 per cent interest in Bruce Power for approximately $409 million including closing adjustments.

In addition, TransCanada assumed $154 million of debt on the Foothills acquisition.

Financing Activities

TransCanada used a portion of its cash resources to fund long-term debt maturities of $386 million in the nine months ended September 30, 2003. In June 2003, the company issued US$350 million of ten year notes bearing interest at 4.00 per cent. For the nine months ended September 30, 2003, outstanding notes payable increased by $279 million, while cash and short-term investments also increased by $195 million.

In July 2003, TransCanada redeemed all of its outstanding US$160 million, 8.75 per cent Junior Subordinated Debentures, also known as Cumulative Trust Originated Preferred Securities. Holders of these debentures received US$25.0122 per US$25.00 of the principal amount, which included accrued and unpaid interest to the redemption date.

Dividends

On October 28, 2003, TransCanada's Board of Directors declared a quarterly dividend of $0.27 per share for the quarter ending December 31, 2003 on the outstanding common shares. This is the 160th consecutive quarterly dividend paid by TransCanada and its subsidiary on its common shares, and is payable on January 30, 2004 to shareholders of record at the close of business on December 31, 2003.

Risk Management

With respect to continuing operations, TransCanada's market, financial and counterparty risks remain substantially unchanged since December 31, 2002. See explanation for discontinued operations' risk management activity under Results of Operations – Discontinued Operations. For further information on risks, refer to Management's Discussion and Analysis in TransCanada PipeLines Limited's 2002 Annual Report.

The processes within TransCanada's risk management function are designed to ensure that risks are properly identified, quantified, reported and managed. Risk management strategies, policies and limits are designed to ensure TransCanada's risk-taking is consistent with its business objectives and risk tolerance. Risks are managed within limits ultimately established by the Board of Directors and implemented by senior management, monitored by risk management personnel and audited by internal audit personnel.

TransCanada manages market and financial risk exposures in accordance with its corporate market risk policy and position limits. The company's primary market risks result from volatility in commodity prices, interest rates and foreign currency exchange rates. TransCanada's counterparty risk exposure results from the failure of a counterparty to meet its contractual financial obligations, and is managed in accordance with its corporate counterparty risk policy.

Controls and Procedures

As of the end of the period covered by this quarterly report, TransCanada's management together with TransCanada's President and Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of the design and operation of the company's disclosure controls and procedures. Based on this evaluation, the President and Chief Executive Officer and the Chief Financial Officer of TransCanada have concluded that the disclosure controls and procedures are effective.

There were no changes in TransCanada's internal control over financial reporting during the most recent fiscal quarter that have materially affected or are reasonably likely to materially affect TransCanada's internal control over financial reporting.

Critical Accounting Policy

TransCanada's critical accounting policy, which remains unchanged since December 31, 2002, is the use of regulatory accounting for its regulated operations. For further information on this critical accounting policy, refer to Management's Discussion and Analysis in TransCanada PipeLines Limited's 2002 Annual Report.

Critical Accounting Estimates

Since a determination of many assets, liabilities, revenues and expenses is dependent upon future events, the preparation of the company's consolidated financial statements requires the use of estimates and assumptions which have been made using careful judgment. TransCanada's critical accounting estimates from December 31, 2002 continue to be depreciation expense and certain deferred after-tax gains and remaining obligations related to the Gas Marketing business. For further information on these critical accounting estimates, refer to Results of Operations – Discontinued Operations and to Management's Discussion and Analysis in TransCanada PipeLines Limited's 2002 Annual Report.

Outlook

The company expects higher Power net earnings in 2003 than originally anticipated as a result of the contribution from Bruce Power and the settlement with a former counterparty. The outlook for the Alberta System has improved since December 2002 as discussed under Results of Operations in the Transmission segment. The outlook for the company's other segments remains relatively unchanged since December 31, 2002. For further information on outlook, refer to Management's Discussion and Analysis in TransCanada PipeLines Limited's 2002 Annual Report.

The company's net earnings and cash flow combined with a strong balance sheet continue to provide the financial flexibility for TransCanada to make disciplined investments in its core businesses of Transmission and Power. The strengthening of the Canadian dollar compared to the

U.S. dollar in 2003 has not and is not expected to significantly impact TransCanada's consolidated financial results. Credit ratings on TransCanada PipeLines Limited's senior unsecured debt assigned by Dominion Bond Rating Service Limited (DBRS), Moody's Investors Service (Moody's) and Standard & Poor's are currently A, A2 and A-, respectively. DBRS and Moody's both maintain a 'stable' outlook on their ratings and Standard & Poor's maintains a 'negative' outlook on its rating.

Other Recent Developments

Transmission

Wholly-Owned Pipelines

Alberta System

In July 2003, TransCanada, along with other utilities, filed evidence in the Generic Cost of Capital Proceeding with the Alberta Energy and Utilities Board (EUB). TransCanada has requested a return on capital of 11 per cent based on a deemed common equity of 40 per cent in its Generic Cost of Capital Application. The EUB expects to adopt a standardized approach to determining the rate of return and capital structure for all utilities under its jurisdiction at the conclusion of this proceeding. This hearing is scheduled to commence on November 12, 2003.

In September 2003, TransCanada filed with the EUB the first phase of the 2004 General Rate Application (GRA), consisting of evidence in support of the applied for rate base and revenue requirement. In the GRA, the company applied for a composite depreciation rate of 4.13 per cent compared to the current depreciation rate of 4.00 per cent. An EUB hearing to consider the 2004 GRA Phase One application is scheduled to commence on March 16, 2004 in Calgary. Phase Two of the application, dealing primarily with rate design and services, is expected to be filed with the EUB on November 14, 2003.

Canadian Mainline

In July 2003, the NEB issued its decision on TransCanada's 2003 Mainline Tolls Application. In this decision, the NEB approved all key components of the application including an increase in the composite depreciation rate from 2.89 per cent to 3.42 per cent, introduction of a new tolling zone in southwestern Ontario, an increase to the Interruptible Transportation bid floor price and continuation of the Fuel Gas Incentive Program. The rates included in this decision are still considered interim pending the disposition of TransCanada's appeal to the Federal Court of Appeal regarding the NEB's Review and Variance (RH-R-1-2002) decision.

In July 2003, TransCanada filed a notice of appeal with the Federal Court of Appeal and served notice of appeal on interested parties of the Review and Variance application. The case is expected to be heard in an oral hearing late this year or in the first quarter of 2004.

Foothills

In August 2003, TransCanada completed its purchase of the remaining interests of Foothills and its subsidiaries from Duke for $259 million, including assumption of $154 million of Duke's

proportionate share of Foothills' corporate debt. As a result, TransCanada now owns 100 per cent of Foothills and its subsidiaries. Foothills and its subsidiaries hold the certificates to build the Canadian portion of the Alaska Highway Project which would bring Prudhoe Bay natural gas from Alaska to markets in Canada and the United States. The "prebuild" portion of this project has been operating for more than 20 years, moving Alberta gas to U.S. markets in advance of flows from Alaska. Subsidiaries of Foothills and TransCanada also hold certificates to build the Alaskan section of this project.

North American Pipeline Ventures

Portland

In third quarter 2003, TransCanada exercised its contractual right to increase its ownership interest in PNGTS to 43.42 per cent from 33.29 per cent. On September 29, 2003, the additional interest was purchased from DTE East Coast Pipelines Company for approximately US$47.1 million, including approximately US$27.8 million of assumed debt.

On October 18, 2003, TransCanada entered into an agreement to acquire El Paso Corporation's (El Paso) 29.64 per cent interest in PNGTS for approximately US$137.2 million, including approximately US$80.7 million of assumed debt. The transaction is expected to be completed by the end of this year and is subject to the satisfaction of various closing conditions including the right of first offer provisions.

Under the terms of the PNGTS partnership agreement, the other PNGTS partner, Gaz Métropolitain and Company, Limited Partnership (Gaz Métropolitain), has the right to acquire its pro rata share of El Paso's offered interest. This right is exercisable for a period of thirty days after receipt of formal notice from El Paso. Should this right of first offer not be exercised, TransCanada's interest in Portland will increase to 73.06 per cent from 43.42 per cent. Should Gaz Métropolitain's right of first offer be exercised, TransCanada's total interest will increase to 61.71 per cent. The purchase price paid by TransCanada would be reduced proportionately.

PNGTS operates a 471 kilometre, 220 million cubic feet per day interstate natural gas pipeline which connects with the Trans Québec & Maritimes Pipeline (50 per cent owned by TransCanada) near Pittsburg, New Hampshire.

Iroquois

The Eastchester expansion project is experiencing construction delays, which has resulted in a postponement of the expected in-service date.

Liquefied Natural Gas

In September 2003, TransCanada and ConocoPhillips Company announced the Fairwinds partnership to jointly evaluate a site in Harpswell, Maine for the development of a liquefied natural gas (LNG) regasification facility. The residents of the Town of Harpswell have been asked to vote on leasing a town-owned site for the facility. If leasing of the site is approved and necessary regulatory approvals are subsequently received, construction of the LNG facility could begin in 2006 with the facility becoming operational in 2009. Natural gas from the LNG facility would be delivered by pipeline to markets in the northeast U.S.

Power

In August 2003, TransCanada successfully commenced operations under a fee for service power purchase arrangement with the Ontario government through the Ontario Electricity Financial Corporation (OEFC). Under the agreement, TransCanada will supply 110 MW from a temporary facility adjacent to the Canadian Mainline near Cobourg, Ontario, for a period ending as early as December 31, 2003. The OEFC retains an option to extend the service contract until April 30, 2004. The Cobourg facility was fully functional and in-service August 10, 2003.

A power blackout affecting much of Ontario and the northeastern U.S. on August 14, 2003 created unplanned outages for some of TransCanada's power plants. Most facilities were brought back on-line within hours and TransCanada was also able to deliver additional power to the Ontario market through its Cobourg facility. This power blackout did not have a material impact on TransCanada's net earnings.

On October 24, 2003, TransCanada and Grandview Cogeneration Corporation, an affiliate of Irving Oil Limited (Irving), announced an agreement to build a 90 MW natural gas-fired cogeneration power plant in Saint John, New Brunswick at an estimated capital cost of $85 million. This cogeneration facility will be developed and owned by TransCanada. Under a 20 year tolling arrangement, Irving will provide fuel for the plant and contract for 100 per cent of the plant's heat and electricity output. Pending regulatory approvals, construction of the plant is expected to begin in November 2003 with an anticipated in-service date by the end of 2004.

Forward-Looking Information

Certain information in this quarterly report is forward-looking and is subject to important risks and uncertainties. The results or events predicted in this information may differ from actual results or events. Factors which could cause actual results or events to differ materially from current expectations include, among other things, the ability of TransCanada to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability and price of energy commodities, regulatory decisions, competitive factors in the pipeline and power industry sectors, and the prevailing economic conditions in North America. For additional information on these and other factors, see the reports filed by TransCanada with Canadian securities regulators and with the United States Securities and Exchange Commission. TransCanada disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Consolidated Income

(unaudited) (millions of dollars except per share amounts)	Three months ended September 30 **2003**	2002	Nine months ended September 30 **2003**	2002
Revenues	**1,391**	1,285	**4,038**	3,876
Operating Expenses				
Cost of sales	**164**	163	**533**	466
Other costs and expenses	**439**	386	**1,248**	1,123
Depreciation	**260**	211	**692**	631
	863	760	**2,473**	2,220
Operating Income	**528**	525	**1,565**	1,656
Other Expenses/(Income)				
Financial charges	**210**	213	**619**	652
Financial charges of joint ventures	**18**	22	**63**	67
Equity income	**(67)**	(8)	**(151)**	(26)
Interest and other income	**(9)**	(14)	**(44)**	(36)
	152	213	**487**	657
Income from Continuing Operations before Income Taxes and Non-Controlling Interests	**376**	312	**1,078**	999
Income Taxes - Current and Future	**164**	123	**427**	389
Non-Controlling Interests				
Preferred securities charges	**8**	8	**26**	26
Preferred share dividends	**6**	6	**17**	17
Net Income from Continuing Operations	**198**	175	**608**	567
Net Income from Discontinued Operations	**50**	-	**50**	-
Net Income	**248**	175	**658**	567
Net Income Per Share				
Continuing operations	**$0.41**	$0.37	**$1.26**	$1.19
Discontinued operations	**0.10**	-	**0.10**	-
Basic	**$0.51**	$0.37	**$1.36**	$1.19
Diluted	**$0.51**	$0.36	**$1.36**	$1.18
Average Shares Outstanding - Basic (millions)	**482.1**	478.9	**481.1**	478.0
Average Shares Outstanding - Diluted (millions)	**484.4**	481.3	**483.2**	480.2

See accompanying Notes to the Consolidated Financial Statements.

Consolidated Cash Flows

(unaudited) (millions of dollars)	Three months ended September 30 **2003**	2002	Nine months ended September 30 **2003**	2002
Cash Generated From Operations				
Net income from continuing operations	**198**	175	**608**	567
Depreciation	**260**	211	**692**	631
Future income taxes	**121**	71	**248**	180
Equity income in excess of distributions received	**(66)**	(1)	**(125)**	(6)
Non-controlling interests	**14**	14	**43**	43
Other	**(11)**	(3)	**(59)**	(55)
Funds generated from continuing operations	**516**	467	**1,407**	1,360
Decrease/(increase) in operating working capital	**67**	(12)	**83**	(68)
Net cash provided by continuing operations	**583**	455	**1,490**	1,292
Net cash provided by/(used in) discontinued operations	**67**	(21)	**(17)**	30
	650	434	**1,473**	1,322
Investing Activities				
Capital expenditures	**(81)**	(182)	**(264)**	(397)
Acquisitions, net of cash acquired	**(135)**	(19)	**(547)**	(19)
Disposition of assets	**-**	-	**5**	-
Deferred amounts and other	**(168)**	62	**(238)**	(12)
Net cash used in investing activities	**(384)**	(139)	**(1,044)**	(428)
Financing Activities				
Dividends and preferred securities charges	**(150)**	(140)	**(438)**	(407)
Notes payable issued/(repaid), net	**361**	12	**279**	(228)
Long-term debt issued	**-**	-	**475**	-
Reduction of long-term debt	**(327)**	(114)	**(386)**	(230)
Non-recourse debt of joint ventures issued	**14**	19	**60**	24
Reduction of non-recourse debt of joint ventures	**(7)**	(9)	**(55)**	(51)
Redemption of junior subordinated debentures	**(218)**	-	**(218)**	-
Common shares issued	**11**	12	**49**	43
Net cash used in financing activities	**(316)**	(220)	**(234)**	(849)
(Decrease)/Increase in Cash and Short-Term Investments	**(50)**	75	**195**	45
Cash and Short-Term Investments				
Beginning of period	**457**	269	**212**	299
Cash and Short-Term Investments				
End of period	**407**	344	**407**	344
Supplementary Cash Flow Information				
Income taxes paid	**68**	50	**192**	205
Interest paid	**186**	217	**618**	639

See accompanying Notes to the Consolidated Financial Statements.

Consolidated Balance Sheet

(millions of dollars)	September 30, 2003 (unaudited)	December 31, 2002
ASSETS		
Current Assets		
Cash and short-term investments	407	212
Accounts receivable	548	691
Inventories	174	178
Other	83	102
	1,212	1,183
Long-Term Investments	792	291
Plant, Property and Equipment	17,076	17,496
Other Assets	1,246	946
	20,326	19,916
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Notes payable	576	297
Accounts payable	806	902
Accrued interest	229	227
Current portion of long-term debt	526	517
Current portion of non-recourse debt of joint ventures	20	75
Provision for loss on discontinued operations	168	234
	2,325	2,252
Deferred Amounts	424	353
Long-Term Debt	9,233	8,815
Future Income Taxes	434	226
Non-Recourse Debt of Joint Ventures	803	1,222
Junior Subordinated Debentures	21	238
	13,240	13,106
Non-Controlling Interests		
Preferred securities of subsidiary	673	674
Preferred shares of subsidiary	389	389
	1,062	1,063
Shareholders' Equity		
Common shares	4,663	4,614
Contributed surplus	267	265
Retained earnings	1,123	854
Foreign exchange adjustment	(29)	14
	6,024	5,747
	20,326	19,916

See accompanying Notes to the Consolidated Financial Statements.

Consolidated Retained Earnings

(unaudited) (millions of dollars)	Nine months ended September 30 **2003**	 2002
Balance at beginning of period	**854**	586
Net income	**658**	567
Common share dividends	**(389)**	(359)
	1,123	794

See accompanying Notes to the Consolidated Financial Statements.

Notes to Consolidated Financial Statements
(Unaudited)

1. Basis of Presentation

Pursuant to a plan of arrangement, effective May 15, 2003, common shares of TransCanada PipeLines Limited (TCPL) were exchanged on a one-to-one basis for common shares of TransCanada Corporation (TransCanada or the company). As a result, TCPL became a wholly-owned subsidiary of TransCanada. The consolidated financial statements for the nine months ended September 30, 2003 include the accounts of TransCanada and the consolidated accounts of all its subsidiaries, including TCPL. Comparative information for the nine months ended September 30, 2002 is that of TCPL and its wholly-owned subsidiaries at that time.

The financial statements of TransCanada have been prepared using the continuity of interests method of accounting. Accordingly, the financial statements of TransCanada on the effective date, on a consolidated basis, were in all material respects the same as those of TCPL immediately prior to the arrangement, except that the preferred securities and preferred shares of TCPL have been reflected as non-controlling interests in the consolidated financial statements of TransCanada. In addition, the distributions on the preferred securities and the dividends on the preferred shares have been reflected as non-controlling interest charges in determining the consolidated net income of TransCanada.

2. Significant Accounting Policies

The consolidated financial statements of TransCanada have been prepared in accordance with Canadian generally accepted accounting principles. The accounting policies applied are consistent with those outlined in TCPL's annual financial statements for the year ended December 31, 2002. These consolidated financial statements reflect all normal recurring adjustments that are, in the opinion of management, necessary to present fairly the financial position and results of operations for the respective periods. These consolidated financial statements do not include all disclosures required in the annual financial statements and should be read in conjunction with the annual financial statements included in TransCanada PipeLines Limited's 2002 Annual Report. Amounts are stated in Canadian dollars unless otherwise indicated. Certain comparative figures have been reclassified to conform with the current period's presentation.

Since a determination of many assets, liabilities, revenues and expenses is dependent upon future events, the preparation of these consolidated financial statements requires the use of estimates and assumptions. In the opinion of Management, these consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the company's significant accounting policies.

3. Segmented Information

Three months ended September 30 (unaudited - millions of dollars)	Transmission 2003	Transmission 2002	Power 2003	Power 2002	Corporate 2003	Corporate 2002	Total 2003	Total 2002
Revenues	**1,070**	971	**321**	314	**-**	-	**1,391**	1,285
Cost of sales	**-**	-	**(164)**	(163)	**-**	-	**(164)**	(163)
Other costs and expenses	**(339)**	(301)	**(99)**	(81)	**(1)**	(4)	**(439)**	(386)
Depreciation	**(240)**	(196)	**(19)**	(15)	**(1)**	-	**(260)**	(211)
Operating income/(loss)	**491**	474	**39**	55	**(2)**	(4)	**528**	525
Financial and non-controlling interest charges	**(198)**	(202)	**(2)**	(3)	**(24)**	(22)	**(224)**	(227)
Financial charges of joint ventures	**(18)**	(22)	**-**	-	**-**	-	**(18)**	(22)
Equity income	**29**	8	**38**	-	**-**	-	**67**	8
Interest and other income	**3**	6	**2**	4	**4**	4	**9**	14
Income taxes	**(147)**	(110)	**(27)**	(21)	**10**	8	**(164)**	(123)
Continuing operations	**160**	154	**50**	35	**(12)**	(14)	**198**	175
Discontinued operations							**50**	-
Net Income							**248**	175

Nine months ended September 30 (unaudited - millions of dollars)	Transmission 2003	Transmission 2002	Power 2003	Power 2002	Corporate 2003	Corporate 2002	Total 2003	Total 2002
Revenues	**2,974**	2,914	**1,064**	962	**-**	-	**4,038**	3,876
Cost of sales	**-**	-	**(533)**	(466)	**-**	-	**(533)**	(466)
Other costs and expenses	**(944)**	(847)	**(299)**	(268)	**(5)**	(8)	**(1,248)**	(1,123)
Depreciation	**(629)**	(586)	**(62)**	(45)	**(1)**	-	**(692)**	(631)
Operating income/(loss)	**1,401**	1,481	**170**	183	**(6)**	(8)	**1,565**	1,656
Financial and non-controlling interest charges	**(588)**	(616)	**(7)**	(9)	**(67)**	(70)	**(662)**	(695)
Financial charges of joint ventures	**(62)**	(67)	**(1)**	-	**-**	-	**(63)**	(67)
Equity income	**59**	26	**92**	-	**-**	-	**151**	26
Interest and other income	**11**	12	**10**	11	**23**	13	**44**	36
Income taxes	**(359)**	(345)	**(88)**	(69)	**20**	25	**(427)**	(389)
Continuing operations	**462**	491	**176**	116	**(30)**	(40)	**608**	567
Discontinued operations							**50**	-
Net Income							**658**	567

Total Assets (millions of dollars)	**September 30, 2003** (unaudited)	December 31, 2002
Transmission	**16,667**	16,979
Power	**2,675**	2,292
Corporate	**854**	457
Continuing Operations	**20,196**	19,728
Discontinued Operations	**130**	188
	20,326	19,916

4. Junior Subordinated Debentures

On July 3, 2003, the company redeemed the US$160 million 8.75 per cent Junior Subordinated Debentures. Holders of these debentures received US$25.0122 per US$25.00 of the principal amount, which included accrued and unpaid interest to the redemption date, without premium or penalty.

5. Risk Management and Financial Instruments

The following represents the significant changes to the company's risk management and financial instruments since December 31, 2002.

Foreign Investments

At September 30, 2003 and December 31, 2002, the company had foreign currency denominated assets and liabilities which created an exposure to changes in exchange rates. The company uses foreign currency derivatives to hedge this net exposure on an after-tax basis. The company's portfolio of foreign investment derivatives is comprised of contracts for periods up to four years. The fair values shown in the table below for foreign exchange risk are offset by translation gains or losses on the net assets and are recorded in the foreign exchange adjustment in Shareholders' Equity.

Asset/(Liability) (millions of dollars)	**September 30, 2003** (unaudited)		December 31, 2002	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Foreign Exchange Value				
Cross-currency swaps				
U.S. dollars	**51**	**51**	(8)	(8)

At September 30, 2003, the notional principal amount of cross-currency swaps was US$250 million (December 31, 2002 - US$350 million).

Reconciliation of Foreign Exchange Adjustment (millions of dollars)	**September 30, 2003** (unaudited)	December 31, 2002
Balance at beginning of period	**14**	13
Translation (losses)/gains on foreign currency denominated net assets	**(115)**	3
Foreign exchange gains/(losses) on derivatives, and other	**72**	(2)
Balance at end of period	**(29)**	14

6. Stock-Based Compensation

TransCanada's accounting policy is to expense stock options. This charge is reflected in the Transmission and Power segments. In the nine months ended September 30, 2003, TransCanada issued 1,503,200 options to purchase common shares at a weighted average price of $22.42 under the company's Key Employee Stock Incentive Plan. Amounts expensed for the three and nine months ended September 30, 2003 were approximately $1 million and approximately $2 million, respectively. The company used the

Black-Scholes model for these calculations with the weighted average assumptions being 4 years of expected life, 4.1 per cent interest rate, 18 per cent volatility and 4.5 per cent dividend yield.

7. Discontinued Operations

In July 2001, the Board of Directors approved a plan to dispose of the company's Gas Marketing business. In December 1999, the Board of Directors approved a plan (December Plan) to dispose of the company's International, Canadian Midstream and certain other businesses. The company's disposals under both plans were substantially completed at December 31, 2001.

The company mitigated its exposures associated with the contingent liabilities related to the divested gas marketing operations by obtaining from a subsidiary of Mirant Corporation (Mirant) certain remaining contracts in June and July 2003, and simultaneously hedging the market price exposures of these contracts. The company remains contingently liable for certain residual obligations.

At September 30, 2003, TransCanada reviewed the provision for loss on discontinued operations and the deferred gain, taking into consideration the impacts of Mirant's filing for bankruptcy protection in July 2003 and the mitigation of the contingent liabilities referred to above. As a result of this review, $50 million of the original approximately $100 million after-tax deferred gain was recognized in income in third quarter 2003. In addition, TransCanada concluded that the remaining provision was adequate, and the deferral of the remaining approximately $50 million of deferred after-tax gains related to the Gas Marketing business was appropriate.

Net income from discontinued operations was $50 million, net of $29 million in taxes, for the three and nine months ended September 30, 2003 compared to nil for the same periods in 2002. The provision for loss on discontinued operations at September 30, 2003 was $168 million (December 31, 2002 - $234 million). The net assets of discontinued operations included in the consolidated balance sheet at September 30, 2003 were $94 million (December 31, 2002 - $90 million).

8. Investment in Bruce Power L.P.

On February 14, 2003, TransCanada acquired a 31.6 per cent interest in Bruce Power L.P. (Bruce Power) for approximately $409 million, including closing adjustments. As part of the acquisition, TransCanada also funded a one-third share ($75 million) of a $225 million accelerated deferred rent payment to Ontario Power Generation, which is recorded in Other Assets.

The purchase price of TransCanada's 31.6 per cent interest in Bruce Power has been allocated as follows.

Purchase Price Allocation
(unaudited)
(millions of dollars)

Net book value of assets acquired	281
Valuation of Bruce Power sales agreements	(131)
Excess of fair value over book value of other net assets acquired	259
	409

The amount allocated to the investment in Bruce Power includes an excess purchase price of approximately $259 million over TransCanada's share of the book value of the underlying net assets, other than the Bruce Power sales agreements. This amount will be primarily assigned to the capital lease of the Bruce plant and will be amortized on a straight-line basis over the lease term which extends to 2018, resulting in an annual amortization expense of approximately $16 million. The value, being $131 million, allocated to the Bruce Power sales agreements will be amortized to income over the remaining term of the underlying sales contracts. The approximate amount of income relating to the amortization of the fair value allocated to these contracts is: 2003 - $38 million; 2004 - $37 million; 2005 - $25 million; 2006 - $29 million; and 2007 - $2 million. The investment in Bruce Power L.P. is recorded in Long-Term Investments.

9. Commitment

On June 18, 2003, an agreement was reached among the Mackenzie Delta gas producers, the Aboriginal PipeLine Group (APG) and TransCanada which governs TransCanada's role in the Mackenzie Gas Pipeline Project. The Mackenzie Gas Pipeline Project would result in a natural gas pipeline being constructed from Inuvik, Northwest Territories to the northern border of Alberta, where it would then connect with the Alberta System. Under the agreement, TransCanada has agreed to finance the APG for its one-third share of project definition phase costs; this share is estimated to be $80 million over three years. If the pipeline is approved and becomes operational, this loan will be repaid from APG's share of pipeline revenues.

Supplementary Information

As at September 30, 2003, TransCanada had 482,353,304 issued and outstanding common shares. In addition, there were 11,202,041 outstanding options to purchase common shares, of which 8,417,860 were exercisable as at September 30, 2003.

TransCanada welcomes questions from shareholders and potential investors. Please telephone:

Investor Relations, at 1-800-361-6522 (Canada and U.S. Mainland) or direct dial David Moneta/Debbie Stein at (403) 920-7911. The investor fax line is (403) 920-2457. Media Relations: Glenn Herchak/Hejdi Feick at (403) 920-7877.

Visit TransCanada's Internet site at: http://www.transcanada.com